Exhibit 6.2

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this “Agreement”) is made as of December 12, 2025 by and between NextTrip Group, LLC (“Group”) and NextTrip, Inc., a Nevada corporation, (“Optionee”).

WHEREAS, Optionee has provided certain services to NextTrip Privilege, Inc., a Nevada corporation (the “Company”) and is contemplating a more substantial relationship with the Company in a form not yet determined.

WHEREAS, Group is the owner of the outstanding capital stock of the Company.

NOW, THEREFORE, in consideration of the mutual benefit to be derived therefrom, Group and Optionee agree as follows:

1.            Grant of Option. Group hereby grants to Optionee the right, privilege and option (the “Option”) to purchase up to 12,500,000 shares of the Class B shares of the Company (the “Option Shares”) at $0.01 per share, in the manner and subject to the conditions provided hereinafter. The exercise price and number of Option Shares shall be adjusted for any stock split, recapitalization or similar event.

2.            Exercise of Option. The Option is exercisable at any time between June 1, 2026 and December 31, 2027 (the “Option Term”).

3.            Method of Exercise. The Option shall be exercised by Optionee by written notice to Group. Such written notice shall designate a time, during normal business hours of Optionee for the delivery thereof (“Exercise Date”). At the time specified in the written notice, Group shall deliver to Optionee at the principal office of Optionee a certificate or certificates for the Option Shares accompanied by a stock power in favor of Optionee. In the event the Option shall be exercisable by any person other than Optionee, the required notice under this Section shall be accompanied by appropriate proof of the right of such person to exercise the option. The Option exercise price shall be payable by full payment in cash.

4.            Assignment of Option. The Option granted hereunder may be assigned by Optionee without restriction.

5.            Restrictive Legends. Each certificate evidencing the Option Shares acquired upon exercise of an Option hereunder, including any certificate issued to any transferee thereof, shall be imprinted with customary restrictive stock legends.

6.            Representations and Covenants of Group. Group represents to Optionee that it (a) is the sole record and beneficial owner of the Option Shares, (b) has the unrestricted right to transfer the Option Shares, and (c) has the full power and authority to enter into this Agreement. Group agrees that during the Option Term it shall not sell, pledge or otherwise encumber the Option Shares.

7.            Notices. Any notice to be given under the terms of this Agreement shall be addressed to Optionee in care of its Secretary at its principal office, and any notice to be given to Group shall be addressed to Group at the address maintained by Optionee for Group or at such other address as Group may specify in writing to Optionee.

8.            Binding Effect. This Agreement shall be binding upon and inure to the benefit of Group, and of Optionee, its successors and assigns.

9.            Governing Law. This Agreement shall be governed by the laws of the State of Nevada.

[Signature page to follow]

IN WITNESS WHEREOF, this Agreement is effective as of, and the date of grant shall be December 12, 2025.

NEXTTRIP GROUP, LLC

By:
Name: Donald P. Monaco
Title: Manager

NEXTTRIP, INC.

By:
Name: William Kerby
Title: CEO